Filed by Great Wall Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Great Wall Acquisition Corporation, SEC File No. 000-50550; Registration No. 333-134098
These materials are not a substitute for the registration statement, and the preliminary proxy statement/prospectus contained therein, that has been filed with the Securities and Exchange Commission in connection with the proposed business combination transaction between Great Wall Acquisition Corporation and ChinaCast Communication Holdings Limited. Investors are urged to read that preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus which is expected to be distributed to stockholders, which contain important information about Great Wall, ChinaCast and the proposed transaction, including detailed risk factors. The preliminary and definitive proxy statement/prospectus and other documents filed by Great Wall are available free of charge at the SEC’s website, (http://www.sec.gov), or by directing a request to Great Wall Acquisition Corporation, 660 Madison Avenue, 15th Floor, New York, New York, 10021, Attention: Richard Xue. ChinaCast is a public company listed on the on the Main Board of the Singapore Exchange Securities Trading Limited. Copies of filings made by ChinaCast with the Singapore Exchange are available on its internet web site (http://www.sgx.com.sg).
Great Wall, ChinaCast and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the preliminary proxy statement/prospectus.
Information contained in the preliminary proxy statement/prospectus is not complete and may be changed, and that document is not an offer to sell or a solicitation of an offer to buy securities in any state or jurisdiction where the offer or sale is not permitted. No such sales may be made until the registration statement is effective.

ChinaCast - China's Leading E-Learning Services Company FY 2006 Q1 Financial Results May 16, 2006

Agenda FY2006 1Q Financial Results Combined Revenue vs. IFRS and US GAAP Operational Highlights Growth Strategy for 2006

FY2006 Q1 Financial Results

FY2006 Q1 Financial Highlights Strong combined revenue growth of 46% to RMB 50.5M Combined gross profit grew by 9.7% Gross margin decreased due to sales of equipment but maintained at 46.6%. Net profit attributable to shareholders after minority interest increased 10.2% to RMB 11.5M Continued healthy financial position Strong positive cash flow Cash, bank and term deposits increased by RMB11.5M to RMB 375.4M since end of 2005

Income Statement Highlights

	FY06 Q1 RMB M	FY05 Q1 RMB M	Change
Combined group revenue (CCH & SOE)	50.6	34.6	+46.3%
Gross profit	23.6	21.5	+9.7%
Net profit attributable to shareholders	11.5	10.4	+10.2%
Earnings per share (RMB cents)*	2.59	2.35	+10.2%

* The calculation of earnings per share for the actual results for the 3 months ended 31 March 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For Comparative purposes, earnings per share for the actual results for the 3 months ended 31 March 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. Income Statement Highlights

Income Statement Highlights Combined Revenue vs IFRS vs US GAAP FY2006 Q1 (RMB m) FY2005 (RMB m) Revenue per IFRS accounts 22.7 73.5 (a) Revenue of CCLX To be issued 78.8 (b) Revenue per US GAAP accounts To be issued 152.3 (a)+(b) Revenue of CCL Beijing Branch To be issued 26.7 (c) Revenue per Combined Accounts 50.6 179.0 (a)+(b)+(c) CCLX - ChinaCast Li Xiang Co. Ltd and CCL - ChinaCast Co., Ltd are collectively known as the "Satellite Operating Entities" or SOE. CCLX is consolidated under US GAAP (FIN 46R). However, not all revenue have been transferred to CCLX and there is still significant revenue under the remaining contracts held by the Beijing Branch of CCL. These revenue are expected to be transferred to CCLX on the expiration of the contracts.

Balance Sheet Highlights As at 31/3/2006 (RMB m) As at 31/12/2005 (RMB m) Total Assets 671.1 660.5 Total Current Liabilities 72.4 72.8 Total Shareholders' Equity 671.1 660.5 NAV per share (RMB)* 1.32 1.29 * Computed based on (1) the shareholder's equity of Group as at March 31, 2006, and December 31, 2005, and (2) the share capital of 441,816,501 shares as at March 31, 2006 and December 31, 2005.

Cash Flow Statement Highlights FY2006 Q1 RMB (m) FY2005 Q1 RMB (m) Net Cash generated from operations 15.5 15.0 Net Cash generated / (used in) investing activities (46.0) 7.0 Net Cash generated / (used in) financing activities (0.0) (0.2) Cash & cash eqv.* 60.6 26.6 *Excluding Term Deposit of RMB314.8 at 31/3/06 and RMB273.8 at 31/3/05.

FY2005 Operational Highlights

Operational Highlights Continued High Growth in University Distance Learning service Combined revenue increased by 34.1% to RMB 21.7M Total number of students enrolled increased by 43% to 117,000 Significant growth from non education business Revenue growth from RMB 0.0M to RMB 10.5M

ChinaCast Distance Learning University Student Enrollment Growth

No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
77% CAGR
2002
2003
2004
2005
2006Q1

2002 2003 2004 2005 2006Q1 # of E-Learning Students 11500 47000 82000 113000 117000 No. of Students ChinaCast Distance Learning University Student Enrollment Growth 77% CAGR

Growth Strategy Continue to expand products and services to the high growth and profitable PRC education sectors: Post-Secondary Education Professional Career Training (English, Mgmt., IT, etc.) Vocational Training and Continuing Education Integrate and expand Tongfang Education and complete Modern English acquisition Leverage existing university and government training relationships to expand nationwide network of classrooms and curriculum After acquisition - expand Modern English nationwide training centers to major Tier 1 and Tier 2 cities Strategic acquisitions in post-secondary, career education

Summary Healthy financial position with strong year on year growth Sustainable competitive advantages High barriers to competitive entry Nationwide network of classrooms and infrastructure Excellent growth prospects for education market in China.

Thank You Q & A It's a big country - someone has to educate it!

MISCELLANEOUS	Page 1 of 1
Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	15-May-2006 22:38:56
Announcement No.	00198
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Announcement Title *	Review Letter As Per Unaudited Financial Statement Announcement For Quarter Ended 31 March 2006

Description	Please refer to the attached.

Attachments:	ReviewLetterFromDTT.pdf Total size = 54K (2048K size limit recommended)

Delaitte & Touche
Certified Public Accountants
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com
LETTER FROM DELOITTE & TOUCHE IN RELATION TO UNAUDITED INTERIM FINANCIAL INFORMATION FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2006
15 May 2006
The Board of Directors
ChinaCast Communication Holdings Limited
15/F Ruoy Chai International Building
No. 8 Yang An Dong Li, Jian Guo Men Avenue
Beijing 10002
People’s Republic of China
Dear Sirs
We have been engaged by ChinaCast Communication Holdings Limited (the “Company”) to review the interim financial information as set out in the “Unaudited Financial Statement Announcement for Quarter ended 31 March 2006” of the Company.
Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (“Listing Manual”) requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The interim financial information comprises the balance sheets of the Company and of the Group as at 31 March 2006, the profit and loss statement of the Group for the three-month period ended 31 March 2006, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period then ended. The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.
We conducted our review in accordance with Singapore Statement of Auditing Practice 11 on Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
The comparative financial information comprising the profit and loss statement of the Group, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period ended 31 March 2005 have not been audited nor reviewed.

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

Based on our review, nothing has come to our attention that causes us to believe that:
1.	there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with the format of Appendix 7.2 of the Listing Manual; and

2.	the interim financial information has not been prepared in accordance with the accounting policies set out in the Company’s audited financial statements for the year ended 31 December 2005.
Yours faithfully

Deloitte & Touche
Certified Public Accountants
Singapore
Ho Kok Yong
Partner

MISCELLANEOUS	Page 1 of 1
Miscellaneous
*Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	15-May-2006 19:45:35
Announcement No.	00182
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Announcement Title *	News Release — Chinacast First Quarter Revenue Surged By 46%

Description	Please refer to the attached.

Attachments:	FY20061Qnewsrelease.pdf
Total size = 95K
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Press Release
CHINACAST COMMUNICATION HOLDINGS LIMITED
FOR IMMEDIATE RELEASE
CHINACAST FIRST QUARTER REVENUE SURGED BY 46%
☐
FY2006 Q1 Results Highlights:
Combined Revenue surged by 46% and net profit increased by 10.2% on strong demand for distance learning in China.
Singapore, May 15, 2006 — ChinaCast Communication Holdings Limited (“ChinaCast”), PRC’s leading satellite distance learning services group, today reported significant increases in first quarter revenue and profit attributable to shareholders after minority interest.
Combined first quarter revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the “Satellite Operating Entities” or “SOE”), amounted to RMB50.5 million, growing by over 46% against the same period last year. This increase is due to the continued robust growth in PRC’s e-learning business particularly in the provision of post secondary distance learning services.
Combined revenue for university distance learning services increased by 34% to RMB21.7 million from RMB16.2 million in 1Q 2004 with the addition of 2 revenue contributing university partners during 2005. Total number of students enrolled in university degree courses using ChinaCast’s distance learning platform increased by 43% from 82,000 at the end of 1Q in 2005 to 117,000 at the end of this quarter.

Combined revenue from services provided to non education enterprises has remained significant and amounted to RMB10.5 million for the period while K-12 service revenue is stable at around RMB18.3 million.
Cost of Sales for the Group has increased significantly from RMB7.7 million in 1Q 2005 to RMB13.1 million 1Q 2006 due to the higher volume of equipment sales which has a lower margin.
Net Profit after minority interests increased by 10.2% to RMB11.5 million as a result of the increase in business activities.
ChinaCast’s strong performance in the first quarter is due to the continued strong growth in post-secondary distance learning services. University enrolment using ChinaCast distance learning platform has continued to grow. ChinaCast currently has 14 revenue generating university partners. More universities are expected to commence enrolment activities in the coming quarter.
Mr. Ron Chan, CEO of ChinaCast said: “I am pleased with our progress since our listing in Singapore. ChinaCast is now operating as an education services company. We work closely with our university partners supporting their growth in enrolment through additional programs. We are also working with new partners in education including vocational training service providers such as Modern English.”
ChinaCast has recently announced the signing of an MOU with Modern English with a view of acquiring a significant stake in the school which is one of the leading oral English language school in China with 30 centers nationally.
ChinaCast seeks growth in the education market in the PRC through development of its own contents as well as through acquisitions. At the end of March, ChinaCast is virtually debt free and its cash, bank balances and term deposits on hand amounted to RMB375 million.

About ChinaCast
Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC’s leading satellite distance learning services group.
ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.
ChinaCast’s Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.
Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.
For more information, please contact:
Ms Leong Lilian
ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616
Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn

FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT	Page 1 of 1

First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD

Company Registration No.	N.A.

Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD

Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD

Announcement is submitted by *	ANTONIO SENA

Designation *	COMPANY SECRETARY/ CHIEF FINANCIAL OFFICER

Date & Time of Broadcast	15-May-2006 19:40:43

Announcement No.	00180

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For the Financial Period Ended *	31-03-2006

Attachments:	20061Qannouncement.pdf
Total size = 165K
(2048K size limit recommended)

CHINACAST COMMUNICATION
CHINACAST COMMUNICATION HOLDINGS LIMITED
Unaudited Financial Statement Announcement For Quarter Ended 31 March 2006

1(a)	An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	Group	% change
	1Q ended	1Q ended
	31/3/2006	31/3/2005	+/(-)
	RMB’000	RMB’000
Revenue	22,682	18,167	24.85
Cost of sales	(13,051)	(7,669)	70.18

Gross profit	9,631	10,498	(8.26)
Service fee (Note A)	11,467	9,236	24.16
Other operating income	685	2,425	(71.75)
Selling expenses*	(748)	(945)	(20.85)
Administrative expenses*	(7,618)	(8,196)	(7.05)
Finance costs	(6)	(5)	20.00

Profit before tax	13,411	13,013	3.06
Income tax expense	(2,974)	(2,613)	13.82

Profit for the period	10,437	10,400	0.36

Attributable to:
Equity holders of the parent	11,460	10,400	10.19
Minority interests	(1,023)	—

	10,437	10,400	0.36

*	Certain expenses for 1QFY2005 have been reclassified to conform with current period presentation.
Notes to Income Statement:
(A)	The Group had entered into technical service agreements with each of ChinaCast Co., Ltd (“CCL”) and ChinaCast Li Xiang Co., Ltd. (“CCLX”) (collectively, the “Satellite Operating Entities” or “SOE”), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE’s total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

CHINACAST COMMUNICATION

			% change
	1Q ended	1Q ended
	31/3/2006	31/3/2005	+/(-)
	RMB’000	RMB’000
Revenue	27,893	16,398	70.10
Cost of sales	(15,529)	(6,967)	122.89

Gross profit	12,364	9,431	31.10
Other operating income	1,613	1,625	(0.74)
Selling expenses	(464)	(549)	(15.48)
Administrative expenses	(1,881)	(1,205)	56.10
Income tax expense	(165)	(66)	150.00

Service fee to the Group	11,467	9,236	24.16

(B)	The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined	Combined
	Group and SOE	Group and SOE	% change
	1Q ended	1Q ended
	31/3/2006	31/3/2005	+/(-)
	RMB’000	RMB’000
Revenue	50,575	34,565	46.32
Cost of sales	(26,992)	(13,063)	106.63

Gross profit	23,583	21,502	9.68

Other operating income	710	2,477	(71.34)
Selling expenses	(1,212)	(1,494)	(18.88)
Administrative expenses	(9,499)	(9,401)	1.04
Finance costs	(6)	(5)	20.00

Profit before tax	13,576	13,079	3.80
Income tax expense	(3,139)	(2,679)	17.17

Profit for the period	10,437	10,400	0.36

Attributable to:
Equity holders of the parent	11,460	10,400	10.19
Minority interests	(1,023)	—

	10,437	10,400	0.36

CHINACAST COMMUNICATION
(C)	The profit before income tax includes the following charges (credits):

	Group	Group
	1Q ended	1Q ended
	31/3/2006	31/3/2005
	RMB’000	RMB’000
Depreciation of plant and equipment	695	674
Amortisation of intangible assets	1,325	—
Interest on borrowings	6	5
Foreign exchange adjustment (gain) loss	(28)	4
Share option expense	443	650
Other income including interest income	(685)	(2,425)

1(b)(i)	A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group	Group	Company	Company
	As at	As at	As at	As at
	31/3/2006	31/12/2005	31/3/2006	31/12/2005
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Current assets:
Cash and bank balances	60,565	90,074	—	—
Term deposits	314,798	273,798	—	—
Trade receivables	18,447	19,139	—	—
Other receivables and prepayments	11,231	14,136	1,814	5,152
Amount due from related parties-non trade	530	480	—	—

Total current assets	405,571	397,627	1,814	5,152

Non-current assets:
Interests in subsidiary	—	—	462,459	460,727
Amount due from related parties-non trade	212,852	217,887	—	—
Plant and equipment	8,258	8,953	—	—
Deposit for acquisition	10,000	—	—	—
Deferred tax assets	1,036	1,379	—	—
Intangible assets	18,053	19,378	—	—
Goodwill	15,291	15,291	—	—

Total non-current assets	265,490	262,888	462,459	460,727

Total assets	671,061	660,515	464,273	465,879

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	4,714	2,816	—	—
Other payables	36,267	41,539	2,545	5,105
Income tax payable	31,316	28,119	—	—
Amount due to related parties	—	138	—	—
Current portion of finance lease	152	152	—	—

Total current liabilities	72,449	72,764	2,545	5,105

CHINACAST COMMUNICATION

	Group	Group	Company	Company
	As at	As at	As at	As at
	31/3/2006	31/12/2005	31/3/2006	31/12/2005
	RMB’000	RMB’000	RMB’000	RMB’000
Non-current liability:
Finance lease	152	190	—	—

Total non-current liability	152	190	—	—

Capital and reserves:
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	2,362	1,919	2,362	1,919
Exchange translation reserve	(1,630)	(1,649)	(4,492)	(4,492)
Legal reserve	7,141	6,102	—	—
Accumulated profits	115,959	105,538	5,051	4,540

Equity attributable to equity holders of the parent	582,639	570,717	461,728	460,774
Minority interests	15,821	16,844	—	—

Total equity	598,460	587,561	461,728	460,774

Total liabilities and equity	671,061	660,515	464,273	465,879

1(b)(ii) Aggregate amount of group’s borrowings and debt securities.
     Amount repayable in one year or less, or on demand

As at 31 March 2006		As at 31 December 2005
Secured	Unsecured	Secured	Unsecured
RMB’000	RMB’000	RMB’000	RMB’000
152	-	152	—
     Amount repayable after one year

As at 31 March 2006		As at 31 December 2005
Secured	Unsecured	Secured	Unsecured
RMB’000	RMB’000	RMB’000	RMB’000
152	—	190	—
Details of any collateral
The Group’s obligation under a finance lease is secured by the lessor’s charge over the leased asset. As at 31 March 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB152,000 and RMB152,000 (2005: RMB152,000 and RMB190,000)respectiveiy.

1(c)	A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CHINACAST COMMUNICATION

	Group	Group
	1Q ended	1Q ended
	31/3/2006	31/3/2005
	RMB’000	RMB’000
Operating activities

Profit before income tax
Adjustments for:	13,411	13,013

Depreciation expense	695	674

Interest income	(657)	(2,425)

Interest expense	6	5

Amortisation of intangible assets	1,325	—

Share option expense	443	650

Operating cash flows before movements in working capital	15,223	11,917

Trade receivables	692	(1,163)

Other receivables and prepayments	2,905	1,098

Trade payables	1,898	2,200

Other payables	(4,706)	(333)

Amount due from related parties-non trade	(50)	5

Amount due to related parties-non trade	(138)	—

Cash generated from operations	15,824	13,724

interest paid	(6)	(5)

Interest received	657	2,425

Income tax paid	—	(1,171)

Net cash from operating activities	16,475	14,973

Investing activities:

Amount due from related parties-non trade	5,035	(31,586)

Purchase of plant and equipment	—	(5,376)

Deposit for acquisition	(10,000)	—

Term deposits	(41,000)	44,000

Net cash (used in) from investing activities	(45,965)	7,038

Financing activities

Repayments of borrowing	—	(140)

Finance lease	(38)	(39)

Net cash used in financing activities	(38)	(179)

Net (decrease) increase in cash and bank balances	(29,528)	21,832

Cash and bank balances at beginning of period	90,074	4,817

Effect of foreign exchange rate changes	19	—

Cash and bank balances at end of period	60,565	26,649

CHINACAST COMMUNICATION

1(d)(i)	A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent
				Exchange
	Issued	Share	Capital	translation	Legal	Accumulated		Miniority
	capital	premium	reserve	reserve	reserve	profits	Total	Interests	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Group

Balance at 1 January 2005	292,235	166,572	39,146	(20)	2,373	26,334	526,640	—	526,640
Net profit for the 3 months ended 31 March 2005	—	—	—	—	—	10,400	10,400	—	10,400
Share option expense recognised	—	—	650	—	—	—	650	—	650

Transfer to legal reserve	—	—	—	—	876	(876)	—	—	—

Balance at 31 March 2005	292,235	166,572	39,796	(20)	3,249	35,858	537,690	—	537,690

Group
Balance at 1 January 2006	292,235	166,572	1,919	(1,649)	6,102	105,538	570,717	16,844	587,561
Net profit for the 3 months ended 31 March 2006	—	—	—	—	—	11,460	11,460	(1,023)	10,437
Share option expense recognised	—	—	443	—	—	—	443	—	443
Transfer to legal reserve	—	—	—	—	1,039	(1,039)	—	—	—
Translation adjustment	—	—	—	19	—	—	19	—	19

Balance at 31 March 2006	292,235	166,572	2,362	(1,630)	7,141	115,959	582,639	15,821	598,460

Company
Balance at 1 January 2005	292,235	166,572	—	—	—	(1,602)	457,205	—	457,205
Share option expense recognised	—	—	650	—	—	—	650	—	650
Net loss for the 3 months ended 31 March 2005	—	—	—	—	—	(1,397)	(1 ,397)	—	(1,397)

Balance at 31 March2005	292,235	166,572	650	—	—	(2,999)	456,458	—	456,458

Company

Balance at 1 January 2006	292,235	166,572	1,919	(4,492)	—	4,540	460,774	—	460,774
Share option expense recognised	—	—	443	—	—		443	—	443
Net profit for the 3 months ended 31 March 2006	—	—	—	—	—	511	511	—	511

Balance at 31 March 2006	292,235	166,572	2,362	(4,492)	—	5,051	461,728	—	461,728

1(d)(ii)	Details of any changes in the company’s share capital arising from rights issue, bonus issue,

CHINACAST COMMUNICATION
share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company’s share capital for the 3 months ended 31 March 2006.

Share Options:

As at 31 March 2006, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2005 : 26,110,000).

2.	Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

Auditors have conducted a review on certain financial information in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. Please refer to the letter issued by our auditors on the scope of review.

3.	Where the figures have been audited or reviewed, the auditors’ report (including any qualifications or emphasis of a matter).

Please refer to the letter issued by our auditors on the scope of review.

4.	Whether the same accounting policies and methods of computation as in the issuer’s most recently audited annual financial statements have been applied.
The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2005.
5.	If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

There were no changes in the accounting policies and methods of computation.

6.	Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	Group
	1QFY2006	1QFY2005
Earnings per share (EPS) in RMB cents
(i) Based on weighted average number of ordinary shares in issue*	2.59	2.35
(ii) On a fully diluted basis**	2.49	2.26

*	The calculation of earnings per share for the actual results for the 3 months ended 31 March 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 31 March 2005 is based on the actual net profit attributable to

CHINACAST COMMUNICATION
shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

**	For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7.	Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.

	Group	Group	Company	Company
	As at	As at	As at	As at
	31/3/2006	31/12/2005	31/3/2006	31/12/2005
Net asset value per share in RMB	1.32	1.29	1.05	1.04
Net asset value per ordinary share was computed based on (1) the shareholder’s equity of our Group/Company as at 31 March 2006 and 31 December 2005 and (2) the share capital of 441,816,501 shares as at 31 March 2006 (31 December 2005: 441,816,501 shares).

8.	A review of the performance of the group, to the extent necessary for a reasonable understanding of the group’s business. It must include a discussion of the following:-
(a)	any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b)	any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.
Review of Operating results

As the combined results of the Group and the SOE (“Combined Group”) provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	1QFY2006	1QFY2005
	RMB’000	RMB’000
Revenue of the Group
University Distance Learning Solutions	4,340
K-12 and content delivery	18,342	18,167

Sub-total	22,682	18,167

Revenue of the SOE
University Distance Learning Solutions	17,380	16,202
IT/Management Training Courses and Solutions	18	146
K-12 Distance Learning and Educational Content Solutions	28	14
Enterprise Networking Products and Services	10,467	36

Sub-total	27,893	16,398

Sum of the Combined Group’s revenue	50,575	34,565

Revenue of the Combined Group for 1QFY2006 amounted to RMB50.6 million representing an increase

CHINACAST COMMUNICATION
of 46.3% compared to 1QFY2005.

Compared to 1QFY2005, revenue of the Group increased by 24.9% from RMB18.2 million to RMB22.7 million. The revenue from the K-12 and content delivery business increased slightly by approximately 1.0% from RMB18.2 million to RMB18.3 million. After consolidation of the result of Tongfang Education in 4QFY2005 and with the Group’s sales to universities, the Group showed a revenue from the University Distance Learning Solutions of RMB4.3 million in 1QFY2006.

The SOE recorded a considerable increase in its revenue from RMB16.4 million in 1QFY2005 to RMB27.9 million in 1QFY2006, which was mainly attributable to the increase in equipment sales to Enterprise customers and the increase in revenue from the University Distance Learning Solutions business. Revenue from the University Distance Learning Solutions business increased from RMB16.2 million in 1QFY2005 to RMB17.4 million in 1QFY2006 mainly due to the increase in student enrolment. Together with the students on the Tongfang Education platform, total students enrolled for distance learning increased by 42.7% from approximately 82,000 as at the end of 1QFY2005 to approximately 117,000 as at the end of FY2005. Revenue from the IT/Management Training Courses and Solutions business decreased from RMB146,000 in 1QFY2005 to RMB18,000 in 1QFY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business increased slightly from RMB14,000 in 1QFY2005 to RMB28,000 in 1QFY2006. Revenue from the Enterprise Networking Products and Services business increased significantly from RMB36,000 in 1QFY2005 to RMB10.5 million in 1QFY2006, as a result of increase in equipment sales.

Cost of sales of the Group increased by 70.2% from RMB7.7 million in 1QFY2005 to RMB13.1 million in 1QFY2006. Gross profit margin decreased by approximately 15.3 percentage points, from 57.8% in 1QFY2005 to 42.5% in 1QFY2006. The drop in gross profit margin was due to the equipment sales in 1QFY2006. There was a cost of material amounting to RMB1.9 million in 1QFY2006 in cost of sales of the Group. After the acquisition of Tongfang Education in FY2005, there was also an intangible amortization expense amounting to RMB1.3 million in 1QFY2006. Payroll and related cost associated with the generation of certain revenues amounting to RMB2.1 million was recorded in the cost of sales of the Group in 1QFY2006. There was no such revenue in 1QFY2005 and all the related costs was recorded in the Group’s administrative expenses in 1QFY2005. The cost of sales of the Combined Group increased by 106.6% from RMB13.1 million in 1QFY2005 to RMB27.0 million in 1QFY2006. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB11.5 million in 1QFY2006 as compared to a service fee of RMB9.2 million in 1QFY2005 as a result of the increase in revenue in SOE. The decrease in other income from RMB2.4 million in 1QFY2005 to RMB685,000 in 1QFY2006 was mainly due to the decrease in interest income. The interest of certain term deposits of the Group was affected by the exchange rate of the Chinese Yuan and the recent changes in the exchange rate has resulted in a reduction of interest income.

The Group’s selling expenses decreased from RMB945,000 in 1QFY2005 to RMB748,000 in 1QFY2006, as there were more marketing activities in 1QFY2005 compared to the current quarter.

The Group’s administrative expenses decreased by 6.9% from RMB8.2 million in 1QFY2005 to RMB7.6 million in 1QFY2006. The decrease was due to the classification of certain payroll and associated expenses to cost of sales in 1QFY2006. Those expenses were recorded in administrative expenses in 1QFY2005.

Finance costs increased from RMB5,000 in 1QFY2005 to RMB6,000 in 1QFY2006.

Overall, profit before income tax has increased from RMB13.0 million in 1QFY2005 to RMB13.4 million in 1QFY2006, representing a increase of 3.0%. The income tax expense has increased from RMB2.6 million in 1QFY2005 to RMB3.0 million in 1QFY2006, which included a deferred tax adjustment amounting to RMB300,000. Net profit attributable to equity holders increased modestly from RMB10.4 million in 1QFY2005 to RMB11.5 million in 1QFY2006, representing an increase of 10.2%.

CHINACAST COMMUNICATION
Financial Position

Cash and bank balances, including term deposits, increased from RMB363.9 million as at 31 December 2005 to RMB375.4 million as at 31 March 2006 mainly as a result of the SOE paying the service fee to the Group. Account receivable decreased by 3.7% from RMB19.1 million as at 31 December 2005 to RMB18.4 million as at 31 March 2006. Prepayment and other receivable and deposit for acquisition increased from RMB14.1 million as at 31 December 2005 to RMB21.2 million as at 31 March 2006. The increase was due to the payment of a deposit in accordance with the signing a MOU for the acquisition of Modern English. As at 31 March 2006, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 31 March 2006 totalled RMB550.0 million (31 December 2005: RMB536.0 million). This represented an increase of 2.6% from the net tangible assets as at 31 December 2005.

Financial support to SOE

In 1QFY2006, the Group received payment from SOE amounting to RMB5.0 million, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB212.9 million as at 31 March 2006.

9.	Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10.	A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses.

The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up of Tongji University in 2005, the Group aims to sign up more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, a English training group in China.

11.	Dividend
(a) Current Financial Period Reported On
None

Name of Dividend
Dividend Type
Dividend Amount per Share (in cents)
Optional:- Dividend Rate (in %)
Par value of shares
Tax Rate
(b) Corresponding Period of the Immediately Preceding Financial Year

CHINACAST COMMUNICATION
None.

Name of Dividend
Dividend Type
Dividend Amount per Share (in cents)
Optional:- Dividend Rate (in %)
Par value of shares
Tax Rate
(c) Date payable
Not applicable.
(d) Books closure date
Not applicable.
12.	If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13.	Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer’s most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not required for quarterly announcement.

14.	In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not required for quarterly announcement.

15.	A breakdown of sales.

Not required for quarterly announcement.

16.	A breakdown of the total annual dividend (in dollar value) for the issuer’s latest full year and its previous full year.

Not required for quarterly announcement.
BY ORDER OF THE BOARD
Yin Jian Ping
Chairman
15/5/2006